

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2009

<u>Via Facsimile and U.S. Mail</u>

Brian R. Kahn
Desert Equity LP
5506 Worsham Court
Windermere, Florida 34786

   Re: White Electronic Designs Corporation
     Schedule TO-T filed August 18, 2009
     Filed by Desert Equity LP, et. al.
     SEC File No. 005-03327

Dear Mr. Kahn:

  We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO-T</u>
<u>Offer to Purchase for Cash</u>
<u>Summary Term Sheet, page 1</u>

1. Provide us with an analysis in support of your statement on page 2 that the bidders' financial condition is not relevant to an investor's decision whether to tender in the offer. A bidder's financial statements may be material in the context of a tender offer for less than all outstanding target securities by non-reporting entities. *See* Instruction 2 to Item 10 of Schedule TO. As a result, each bidder may be required to satisfy the financial statement requirements of Item 10 of Schedule TO. Please be aware that adding new, material information in an

amended filing may require dissemination of that information to shareholders and an extension of the offer.

U.S. Federal Income Tax Consequences, page 15

2.   We note the disclosure refers to "certain" of the material federal income tax consequences of the tender offer. Please remove that qualifier, as this section should discuss all material tax consequences.

Effect of the Offer on the Market for the Shares, page 16

3.   We note on page 17 of the Offer to Purchase that the bidders "do not believe that the Offer will cause the shares to be held by fewer than 300 record holders or will adversely affect the continued listing of the shares on the NASDAQ Global Market." Please address the following issues in a supplemental response letter:

- explain the basis for your apparent determination that the tender offer will not cause any of the effects listed in Rule 13e-3(a)(3)(ii); and
- confirm that this transaction is not the first step in a series of transactions having one or more of the effects listed in Rule 13e-3(a)(3)(ii).

Source and Amount of Funds, page 20

4.   Consistent with the requirements of Item 1007(b) of Regulation M-A, please disclose whether there are alternate financing plans if the primary plans fall through and if not, so state.

Conditions to the Offer, page 24

5.   We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the condition set forth in the last bullet point on page 26 to include a standard of reasonableness in lieu of the term being "satisfactory" to the bidders. Please also revise the language that follows the last bullet point on page 26 to exclude actions or inactions taken by you as a reason for the assertion of the condition.

6.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders.

You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

7.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Dividends and Distributions, page 27

8.   You state that the offer price may be subject to adjustments for distributions made or declared after the first public announcement of the bidders' intention to make the tender offer. Revise to indicate that at least 10 business days will remain in the offer in the event the offer price is adjusted by any distributions made with respect to the common shares. *See* Rule 14e-1(b).

Closing Comments

Please amend your filing and respond to these comments promptly. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

Via Facsimile (813-221-4210)
cc: Steven W. Vazquez, Esq.
      Bill Dolence, Esq.
      Foley & Lardner LLP